UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CALAMOS STRATEGIC TOTAL RETURN FUND

(Name of Issuer)

Series A Mandatory Redeemable Preferred Shares
Series B Mandatory Redeemable Preferred Shares
Series C Mandatory Redeemable Preferred Shares

(Title of Class of Securities)

128125*29 128125*37 128125*45
(CUSIP Numbers)

September 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A MRP Shares - 128125*29; Series B MRP Shares - 128125*37

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SYMETRA FINANCIAL CORP. ("SFC")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 856,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 856,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 8.8%
12.	Type of Reporting Person (See Instructions) HC

Item 1.

	(a)	Name of Issuer CALAMOS STRATEGIC TOTAL RETURN FUND (THE "ISSUER")

	(b)	Address of Issuer’s Principal Executive Offices 2020 Calamos Court, Naperville, IL 60563

Item 2.

	(a)	Name of Person Filing SYMETRA FINANCIAL CORPORATION

	(b)	Address of Principal Business Office, or if none, Residence 777 108TH AVE NE SUITE 1200 BELLEVUE, WA 98004-5135

	(c)	Citizenship INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

	(d)	Title of Class of Securities Mandatory Redeemable Preferred Shares

(e)
CUSIP Numbers

128125*29 (Series A Mandatory Redeemable Preferred Shares) (the "Series A Preferred Shares")
128125*29 (Series B Mandatory Redeemable Preferred Shares) (the "Series B Preferred Shares")
128125*45 (Series C Mandatory Redeemable Preferred Shares) (the "Series C Preferred Shares")

The Series A Preferred Shares, together with the Series B Preferred Shares, and the Series C Preferred Shares, form a single class of the Issuer's preferred equity securities and are collectively referred to in this schedule 13G as the "Mandatory Redeemable Preferred Shares."

Item 3.	If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 656,000 - Series A MRP Shares 200,000 - Series B MRP Shares

	(b)	Percent of class: 8.8%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 856,000

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 856,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

SFC's subsidiary, Symetra Life Insurance Company, beneficially owns 8.8% of the Mandatory Redeemable Preferred Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

IC Symetra Life Insurance Company: 856,000 shares

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018

Date

/s/ Melissa Pessoa

Signature
Melissa Pessoa - AVP, Finance

Name/Title